

May 28, 2015

Frederick W. McTaggart
Chief Executive Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 17, 2015**
> **File No. 0-25248**

Dear Mr. McTaggart:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 34

1. Your discussion of results of operations should describe any unusual or infrequent events or transactions that materially affect the amount of reported income from continuing operations and the extent to which income was so affected. In that regard, we note that you did not discuss the impairment of the CW-Bahamas' plant recognized in 2012 in

your discussion of operating results. In future filings, please provide the disclosures required by Item 303(a)(3)(i) of Regulation S-K. In addition, given the level of subjectivity and judgment necessary to account for impairment of long-lived assets or the susceptibility of related estimates and assumptions to change, please tell us your consideration of disclosing impairment of long-lived assets as a critical accounting policy.

Liquidity and Capital Resources, page 36

2. Please tell us what consideration you gave to describing internal and external sources of liquidity, discussing any material unused sources of liquid assets and discussing the significant factors contributing to changes in operating, investing and financing cash flows.

Off-balance sheet arrangements

3. In a separately-captioned section please discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues and expenses, results of operations, liquidity or capital resources. Please refer to Item 303(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements, page 48

4. We note your disclosures in the discussion of your business and in risk factors regarding the desalination plant in Bali. We understand that you constructed the plant prior to obtaining water supply agreements for its production and utilized only 18.8% of the plant's capacity in 2014. We also note that the facility has been operating at a loss and that if you are ultimately unable to generate sufficient revenues from the plant you will be required to recognize an impairment loss. Please tell us what consideration you gave to disclosing the risks and uncertainties associated with your investment in Bali in the notes to financial statements.

10. Intangible assets, page 57

5. Please disclose the aggregate amortization expense for each year in accordance with paragraph a.2 of ASC 350-30-50-2.

Definitive Proxy Statement on Schedule 14A

Incentive-Based Compensation, page 24

6. Please discuss any discretion that may be exercised by the Compensation Committee in granting incentive based compensation absent attainment of the stated performance goals. Please see Item 402 (b)(2)(vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: David W. Sasnett, Chief Financial Officer